FORM 4


[ ] Check this box if no longer subject
    to Section 16. Form 4 or Form 5
    obligations may continue.  See
    Instruction 1(b).




                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
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1. Name and Address of Reporting Person*

   Ford              Gerald              J.
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   (Last)            (First)            (Middle)

   200 Crescent Court, Ste. 1350
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                     (Street)

   Dallas               TX              75201
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   (City)               (State)         (Zip)

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2. Issuer Name and Ticker or Trading Symbol

   Golden State Bancorp Inc. GSB
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3. IRS Identification Number of Reporting Person, if an entity (voluntary)



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4. Statement for Month/Year

   7/2001
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5. If Amendment, Date of Original (Month/Year)



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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [X] Director                             [X] 10% Owner
   [X] Officer (give title below)           [ ] Other (specify below)

   Chairman of the Board and Chief Executive Officer
   --------------------------------------------------

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7. Individual or Joint/Group Filing (Check Applicable Line)

   [ ] Form filed by One Reporting Person
   [X] Form filed by More than One Reporting Person

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
                        TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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                                                                                    5. Amount of     6. Owner-
                                                                                       Securities       ship
                        2. Trans-     3. Trans-       4. Securities Acquired (A)       Beneficially     Form:
                           action        action          or Disposed of (D)            Owned at         Direct      7. Nature of
                           Date          Code            (Instr. 3, 4 and 5)           End of           (D) or         Indirect
1. Title of Security       (Month/    (Instr. 8)      --------------------------       Month            Indirect       Beneficial
   (Instr. 3)              Day/       ----------      Amount    (A) or     Price       (Instr.          (I)            Ownership
                           Year)      Code    V                 (D)                    3 and 4)         (Instr. 4)     (Instr. 4)
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
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Common Stock            7/19/2001      J(1)           543,817     A        (1)         19,684,561          I            (1)
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Common Stock                                                                               69,180          D
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one person, see Instruction 4(b)(v).


                           TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                    (e.g. puts, calls, warrants, options, convertible securities)
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    1.        2.        3.         4.         5.             6.                 7.           8.        9.         10.       11.
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                                                                           Title and                           Ownership
                                          Number of     Date Exer-         Amount of                           Form of
                                          Derivative    cisable and        Underlying              Number of   Deriv-
                                          Securities    Expiration         Securities      Price   Derivative  ative
            Conver-             Trans-    Acquired (A)  Date (Month/       (Instr. 3       of      Securities  Security:
            sion or   Trans-    action    or Disposed    Day/Year)          and 4)         Deriv-  Benefi-     Direct
            Exercise  action    Code      of (D)        --------------    --------------   ative   cially      (D) or    Nature of
Title of    Price of  Date      (Instr.   (Instr. 3,    Date                      Amount   Secur-  Owned at    Indirect  Indirect
Derivative  Deriv-    (Month/    8)        4 and 5)     Exer-    Expir-           or Num-  ity     End of      (I)       Beneficial
Security    ative      Day/     --------  ----------    cis-     ation            ber of   (Instr. Month       (Instr.   Ownership
(Instr. 3)  Security   Year)    Code  V   (A)   (D)     able     Date     Title   Shares    5)     (Instr. 4)   4)       (Instr. 4)
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
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

Explanation of Responses: See Attachment No. 1

                   /s/ Gerald J. Ford                            8/22/01
              ----------------------------------------     --------------------
              ** Signature of Reporting Person                    Date
                        GERALD J. FORD

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

ATTACHMENT NO. 1 TO FORM 4 - GERALD J. FORD

(1) 543,817 shares of Golden State Common Stock (the "Shares") reported herein were acquired by Mr. Ford as contingent merger consideration pursuant to Section
1.6 of the Agreement and Plan of Reorganization dated as of February 4, 1998, as amended (the "Agreement") among First Gibraltar Holdings Inc., Hunter's Glen/Ford, Ltd. ("Hunter's Glen"), First Nationwide (Parent) Holdings Inc., First Nationwide Holdings Inc., Golden State Bancorp Inc. and Golden State Financial Corporation. The Shares are indirectly owned by Mr. Ford through Hunter's Glen, a limited partnership in which Mr. Ford and Ford Diamond Corporation, a corporate entity controlled by Mr. Ford, are the general partners. Hunter's Glen is the record holder of the Shares reported herein. Pursuant to the formula set forth in the Agreement, the price per share attributed to the Shares is $19.1566.



JOINT FILERS

1.   Name of designated filer:                 Gerald J. Ford
     Name of joint filer:                      Hunter's Glen/Ford, Ltd.
     Address of joint filer:                   200 Crescent Court, Suite 1350
                                               Dallas, Texas  75201
     Statement for Month/Year:                 7/2001
     Issuer name and Ticker or Trading Symbol  Golden State Bancorp Inc. (GSB)
     Relationship of Reporting Person to       10% Owner
     Issuer

     HUNTER'S GLEN/FORD, LTD.

     By:  Ford Diamond Corporation,
          General Partner


     By:      /s/ Gerald J. Ford
         ----------------------------
          Gerald J. Ford, President



 2.   Name of designated filer:          Gerald J. Ford
      Name of joint filer:               Ford Diamond Corporation
      Address of joint filer:            200 Crescent Court, Suite 1350
                                         Dallas, Texas  75201
      Statement for Month/Year:          7/2001
      Issuer name and Ticker or          Golden State Bancorp Inc. (GSB)
      Trading Symbol
      Relationship of Reporting Person   10% Owner
      to Issuer

      FORD DIAMOND CORPORATION

      By:   /s/ Gerald J. Ford
          ----------------------
          Gerald J. Ford, President